Exhibit 99.1

Global Engine Group Holding Limited Announces 1-for-10 Share Consolidation

HONG KONG, October 6, 2026 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (NASDAQ: GLE) (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that the Company will effectuate a 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0000625 par value each (the “Share Consolidation”).

Beginning with the opening of trading on October 8, 2026, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “GLE”, but under a new CUSIP number of G39711117. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every ten (10) Class A ordinary shares with a par value of US$0.0000625 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.000625 each, and every ten (10) Class B ordinary shares with a par value of US$0.0000625 each will be consolidated into one (1) Class B ordinary share with a par value of US$0.000625 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Immediately prior to the Share Consolidation, the Company has a total of 16,060,000 Class A ordinary shares and 4,640,000 Class B ordinary shares issued and outstanding, respectively. As a result of the Share Consolidation, the Company will have approximately 1,606,000 Class A ordinary shares and 464,000 Class B ordinary shares issued and outstanding, respectively, subject to the rounding up of any fractional shares. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on August 5, 2026. The Company has elected to follow home country practice in lieu of the shareholder approval requirements of Nasdaq Marketplace Rule 5635 in connection with the Share Consolidation. Accordingly, no shareholder approval of the Share Consolidation was required.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via wholly-owned subsidiaries incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as internet-of-things (“IoT”) projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) IoT solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Email: ir@globalengine.com.hk

Phone: +852 3955 2300